SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Iridex Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

462684101
(CUSIP Number)

Scott A. Shuda
402 Railroad Avenue, Suite 201
Danville, California 94526

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

CUSIP No. 462684101

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Capital Partners, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,479,297

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,479,297

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,002

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 23.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 462684101

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Capital Partners II, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 216,845

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 216,845

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,002

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 23.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 462684101

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Capital Partners III, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 480,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 480,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,002

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 23.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 462684101

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Catalyst Fund VIII, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 151,860

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 151,860

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,002

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 23.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 462684101

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Partners, L.L.C.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,848,002

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,848,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,002

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 23.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 462684101

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Partner II, L.L.C.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 480,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 480,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,328,002

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 23.5%

14.	Type of Reporting Person (See Instructions) OO

Item 1.   Security and Issuer

This Amendment No. 4 to Schedule 13D relates to Common Stock (the “Common Stock”) of Iridex Corporation (“Iridex” or the “Company”) with its principal executive offices located at 1212 Terra Bella Avenue, Mountain View, CA 94043.

Item 2.   Identity and Background

(a)-(b)	This statement is filed on behalf of BlueLine Capital Partners, LP ("BCP I"),
BlueLine Capital Partners II, LP ("BCP II"), BlueLine Capital Partners III, LP
("BCP III"), BlueLine Catalyst Fund VIII, L.P. ("BlueLine Catalyst VIII"),
BlueLine Partners, L.L.C. ("BLGP I") and BlueLine Partners II, L.L.C. ("BLGP
II" and, together with BCP I, BCP II, BCP III, BlueLine Catalyst VIII and BLGP
I, "BlueLine" or the "Reporting Entities"). BLGP I is the sole general partner of
BCP I, BCP II and BlueLine Catalyst VIII and has an interest in the profits of
BCP I, BCP II and BlueLine Catalyst VIII. BLGP II is the sole general partner of
BCP III and has an interest in the profits of BCP III. Scott Shuda and Timothy
Bacci are each Managing Directors of both BLGP I and BLGP II. Messrs. Bacci and Shuda each disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"). The address of the principal business office of each of the Reporting Entities and Messrs. Bacci and
Shuda is 402 Railroad Avenue, Suite 201, Danville, California 94526.

(c)	No change.

(d)	No change.

(e)	No change.

(f)	No change.

Item 3.   Source and Amount of Funds

As of the date hereof, the Reporting Entities may, in the aggregate, be deemed to beneficially own 2,328,002 shares of the Common Stock (the “Shares”). The Shares were purchased by the Reporting Entities (i) in the open market and (ii) via a transaction with the Company dated August 31, 2007.

Item 4.   Purpose of the Transaction

This Amendment No. 4 to Schedule 13D relates to the exercise by the Reporting Entities of warrants issued by the Company as part of the Securities Purchase Agreement dated as of August 31, 2007 among the Company and the Reporting Entities.

Item 5.   Interest in Securities of the Issuer

(a)	As of the date of this Schedule 13D, each of the Reporting Entities may be deemed to own
2,328,002 shares of Common Stock. These shares represent approximately 23.5% of the shares of
Common Stock outstanding based on (i) 8,316,749 shares of the Company's Common Stock outstanding as reported in the Securities Purchase Agreement dated as of August 31, 2007 among the Company and the
Reporting Entities plus (ii) 1,600,000 shares Company's Common Stock issuable pursuant to the terms of such Securities Purchase Agreement.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each Reporting Entity
expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b)	As of the date of this Schedule 13D: (i) BCP I beneficially owns 1,479,297 shares of Common
Stock with which BCP I has shared voting power and shared dispositive power with BLGP I; (i) BCP II beneficially owns 216,845 shares of Common Stock with which BCP II has shared voting power and shared dispositive power with BLGP I; (iii) BCP III beneficially owns 480,000 shares of Common
Stock with which BCP III has shared voting power and shared dispositive power with BLGP II; (iv)
BlueLine Catalyst VIII beneficially owns 151,860 shares of Common Stock with which BlueLine
Catalyst VIII has shared voting power and shared dispositive power with BLGP I; (v) BLGP I beneficially owns 1,848,002 shares of Common Stock with which BLGP I has shared voting power and shared dispositive power with BCP I, BCP II and BlueLine Catalyst VIII; and (vi). BLGP II
beneficially owns 480,000 shares of Common Stock with which BLGP II has shared voting power and shared dispositive power with BCP III.

(c)	Information concerning transactions in the Common Stock effected by the Reporting Entities during the past sixty days is set forth in Exhibit B hereto and is incorporated by this reference.

(d)	No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7.   Materials to be Filed as Exhibits

1.

Exhibit A — Joint Filing Agreement dated September 10, 2007, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.

2.	Exhibit B — Transactions in the Common Stock by the Reporting Entities during the past 60 days.

*	Incorporated by reference to Amendment No. 3 to Schedule 13D filed on September 10, 2007.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 25, 2007

BlueLine Capital Partners, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Capital Partners II, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Catalyst Fund VIII, L.P. By: BlueLine Partners, L.L.C. Its General Partner

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Partners, L.L.C.
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Capital Partners III, L.P.
By: BlueLine Partners II, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

BlueLine Partners II, L.L.C.

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Managing Director

EXHIBIT B

On August 31, 2007, the Reporting Entities identified below entered into a Securities Purchase Agreement with the Company pursuant to which each such Reporting Entity acquired the securities indicated below.

	Number Series A	Number of	Aggregate Unit
Name	Preferred Shares	Warrant Shares	Purchase Price

BlueLine Capital Partners, LP	300,000	360,000	$3,000,000.00

BlueLine Capital Partners II, LP	50,000	60,000	$500,000.00

BlueLine Capital Partners III, LP	150,000	180,000	$1,500,000.00

On October 24, 2007, the Reporting Entities identified below exercised the following number of warrants issued pursuant to the Securities Purchase Agreement dated as of August 31, 2007 among the Company and the Reporting Entities.

	Number of	Aggregate
Name	Warrant Shares	Purchase Price

BlueLine Capital Partners, LP	360,000	$3,600.00

BlueLine Capital Partners II, LP	60,000	$600.00

BlueLine Capital Partners III, LP	180,000	$1,800.00